OPNEXT, INC.
1 Christopher Way
Eatontown, NJ 07724
December 16, 2008
Via Facsimile Transmission and Edgar
Geoffrey Kruczek, Examiner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Facsimile #: 202-772-9218
Re: Opnext, Inc. (the “Company”)
Registration Statement on Form S-4
Registration No. 333-152867
Ladies and Gentlemen:
In connection with the proposed public offer and sale of securities under the above referenced Registration Statement on Form S-4 (the “Filing”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Filing become effective at 9:30 a.m. Eastern Time, on Wednesday, December 17, 2008, or as soon thereafter as practicable.
With respect to this request, the Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Opnext, Inc.
By:	/s/ Justin J. O’Neill
Justin J. O’Neill
Senior Vice President and General Counsel